POMONA INVESTMENT FUND

780 Third Avenue, 46th Floor

New York, NY 10017

Pomona Investment Fund’s Offer to Purchase

Class A Shares and Class I Shares

Dated December 19, 2025

The Offer Will Expire at

11:59 p.m., Eastern Time, on January 21, 2026,

and the Withdrawal Rights Will Expire at

11:59 p.m., Eastern Time, on March 31, 2026

Unless the Offer is Extended

To the Shareholders of Pomona Investment Fund:

Subject to the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”), Pomona Investment Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Fund”), is offering to repurchase Class A Shares and Class I Shares (“Shares”) in an amount up to 5% of the total net assets of the Fund that are tendered and not withdrawn by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value per Share as of March 31, 2026 or a later date determined by the Fund if the Offer is extended (the “Valuation Date”). This Offer is currently scheduled to expire at 11:59 p.m., Eastern Time, on January 21, 2026 (the “Expiration Date”), but the Fund may extend this date; if it does, the Valuation Date may be changed. This Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability.

Shareholders should realize that the value of the Shares tendered in this Offer will likely change between the most recent time the net asset value was calculated and communicated to them and the Valuation Date (the relevant date for determining the value of the Shares tendered to the Fund for purposes of calculating the purchase price of such Shares) and such change could be material. The Fund determines the net asset value of its Shares as of the close of business on the last business day of each quarter.

Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail, fax or e-mail it to the Fund in the manner provided for in the Letter of Transmittal and set forth in Section 4 below.

IMPORTANT

None of the Fund, Pomona Management LLC, the Fund’s investment adviser, or the Board of Trustees of the Fund makes any recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares and, if so, the portion of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the letter of transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund:

Pomona Investment Fund

c/o Ultimus Fund Solutions

P.O. Box 46707

Cincinnati, OH 45246

Tel: 1-844-2POMONA

TABLE OF CONTENTS

Summary Term Sheet		1
1.	Background and Purpose of the Offer	2
2.	Offer to Purchase and Price	2
3.	Amount of Tender	2
4.	Procedure for Tenders	3
5.	Withdrawal Rights	3
6.	Purchases and Payment	3
7.	Certain Conditions of the Offer	4
8.	Certain Information About the Fund	4
9.	Certain U.S. Federal Income Tax Consequences	5
10.	Miscellaneous	8
Consolidated Financial Statements		8

SUMMARY TERM SHEET

This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.

●	The Fund may from time to time offer to repurchase a portion of its outstanding Shares pursuant to written tenders by Shareholders. Accordingly, the Fund is offering to repurchase an aggregate amount of Class A Shares and Class I Shares in an amount up to 5% of the total net assets of the Fund at a price per Share equal to such Share’s net asset value (that is, the value of the Fund’s total assets minus its total liabilities, divided by the total number of outstanding Shares) effective as of March 31, 2026 or such later date as may be determined by the Fund if the Offer is extended (the “Valuation Date”). The Fund anticipates that the Shares subject to the Offer will represent approximately 5% of the outstanding Shares as of March 31, 2026. The Offer, which begins on December 19, 2025, will remain open until 11:59 p.m., Eastern Time, on January 21, 2026 (the “Expiration Date”). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

●	Shareholders may tender all or a portion of their Shares.

●	If you tender Shares and the Fund purchases those Shares, the Fund will effect payment for those Shares by issuing cash or a non-interest-bearing, uncertificated promissory note entitling you to a single payment equal to 100% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date. The payment will be made within 75 days after the Valuation Date.

●	The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

●	If the Fund accepts the tender of any of your Shares, your proceeds will be funded from cash on hand (including cash received from contemporaneous investments in the Fund).

●	Additional repurchases will be made at such times and on such terms as may be determined by the board of trustees of the Fund (the “Board”). Pomona Management LLC, the Fund’s investment adviser (the “Adviser”), expects that it will recommend to the Board that the Fund offer to repurchase a portion of its outstanding Shares four times each year, effective for valuation dates as of March 31, June 30, September 30 and December 31, but the Fund is not required to make any such offer.

●	Following this summary is a formal notice of the Offer, which remains open until the Expiration Date, unless extended. You have the right to change your mind and withdraw your tendered Shares any time until the Valuation Date. If you would like to tender your Shares, you must complete the Letter of Transmittal enclosed with the Offer to Purchase, and return it as instructed in the Letter of Transmittal to the Fund by (a) mail to: Pomona Investment Fund c/o Ultimus Fund Solutions, P.O. Box 46707, Cincinnati, OH 45246, (b) overnight mail to: Pomona Investment Fund c/o Ultimus Fund Solutions, 225 Pictoria Dr, Suite 450, Cincinnati, OH 45246, (c) fax to 402-609-7043, Attention: Pomona Investment Fund or (d) e-mail to pomona@ultimusfundsolutions.com. If you choose to fax the Letter of Transmittal, please mail the original promptly after you fax it. Your properly completed mailed or faxed Letter of Transmittal must be received prior to the Expiration Date. If you decide to tender, it is your responsibility to, and the Fund strongly recommends that you do, confirm receipt of your Letter of Transmittal with the Fund by calling 1-844-2POMONA, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 6:00 p.m. (Eastern Time). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

●	The value of your Shares will likely change between the most recent time the net asset value was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating your purchase price).

●	Please note that just as you have the right to withdraw your tender of Shares, the Fund has the right to cancel, amend or postpone this offer at any time on or before the Expiration Date.

1. Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Shareholders. Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Fund, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Shareholders to provide liquidity for Shares as contemplated in the Fund’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Board intends to consider the continued desirability of the Fund making an offer to purchase Shares four times each year, but the Fund is not required to make any such offer.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and existing investors from time to time, although there can be no assurances that such new or additional purchases will occur.

2. Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, an aggregate amount of Shares up to 5% of the net assets of the Fund that are properly tendered by, and not withdrawn (in accordance with Section 5 below) before, the Expiration Date.

The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Share tendered will be its net asset value on the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of October 31, 2025, there were approximately 49,552,551 Class A Shares and 68,787,861 Class I Shares issued and outstanding, with an estimated net asset value per Share of $15.90 and $17.03, respectively. Shareholders may obtain monthly estimated net asset value information until the Expiration Date of the Offer by contacting 1-844-2POMONA, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 6:00 p.m. (Eastern Time). Of course, the value of the Shares tendered by Shareholders likely will change between the most recent time net asset value was calculated and communicated to you and the Valuation Date.

3. Amount of Tender. Subject to the limitations set forth below, Shareholders may tender all or a portion of their Shares. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

If an aggregate amount of Shares representing less than 5% of the total net assets of the Fund are properly tendered pursuant to the Offer and not withdrawn, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If an aggregate amount of shares representing more than 5% of each of the total net assets of the Fund are duly tendered to the Fund before the expiration of the Offer and not withdrawn, pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rules 13e-4(f)(1) and 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the number of Shares that the Fund is offering to purchase to a number it believes sufficient to accommodate the excess Shares tendered, as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares. The unaccepted portion of any tender of Shares made by a Shareholder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Fund, but any Shareholder that wishes to have the Fund repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Fund.

4. Procedure for Tenders. Shareholders wishing to tender Shares pursuant to the Offer must complete and execute the Letter of Transmittal in accordance with the instructions on the first page of such Shareholder’s Letter of Transmittal. The completed and executed Letter of Transmittal must be received by 11:59 p.m., Eastern Time, on the Expiration Date. Submissions may be made to the Fund either by (a) mail to: Pomona Investment Fund c/o Ultimus Fund Solutions, P.O. Box 46707, Cincinnati, OH 45246, (b) overnight mail to: Pomona Investment Fund c/o Ultimus Fund Solutions, 225 Pictoria Dr, Suite 450, Cincinnati, OH 45246 , (c) fax to: 402-609-7043, Attention: Pomona Investment Fund or (d) e-mail to pomona@ultimusfundsolutions.com. The Fund recommends that all documents be submitted by certified mail, return receipt requested, by fax or by e-mail. A Shareholder choosing to fax a Letter of Transmittal must also mail the original completed and executed Letter of Transmittal promptly thereafter.

Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the agent specified in the instructions therein. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and its determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of, or payment for, which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Board, Pomona, or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5. Withdrawal Rights. Any Shareholder tendering Shares pursuant to this Offer may withdraw tendered Shares at any time prior to 11:59 p.m., Eastern Time, on the Valuation Date. A form to use to give notice of withdrawal is enclosed with the Offer to Purchase. To be effective, any notice of withdrawal must be timely received by the agent specified in the instructions to the Notice of Withdrawal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered prior to the Expiration Date by following the procedures for tenders described above.

6. Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered as, if and when it gives written notice to the tendering Shareholders of its election to purchase such Shares.

If you tender Shares and the Fund purchases those Shares, the Fund will effect payment for those Shares by issuing cash or a non-interest-bearing, uncertificated promissory note entitling you to a single payment equal to 100% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date. The payment will be made within 75 days after the Valuation Date.

Each Shareholder whose Shares (or portion thereof) have been accepted for repurchase will continue to be a Shareholder of the Fund until the Valuation Date (and thereafter if not all of its Shares are repurchased) and may exercise his, her or its voting rights with respect to the repurchased Shares (or portion thereof) until the Valuation Date.

The Fund does not presently intend to impose any charges (other than direct costs and expenses, such as wiring fees) on the repurchase of Shares. However, a 2% “early repurchase fee” (“Early Repurchase Fee”) will be charged to any Shareholder that tenders its Shares to the Fund in connection with the Offer if the Valuation Date is prior to the business day immediately preceding the one-year anniversary of the Shareholder’s purchase of the respective Shares. The Early Repurchase Fee applies separately to each purchase of Shares made by a Shareholder.

The Fund expects that the purchase price for Shares acquired pursuant to the Offer to Purchase will be derived from cash on hand. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund may, but need not, maintain cash or the Fund may, in its sole discretion, seek to borrow money to fund all or a portion of any repurchase. Any such borrowing could increase the Fund’s operating expenses and impact the ability of the Fund to achieve its investment objective.

7. Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the Valuation Date may occur after March 31, 2026. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

Please note that, just as you have the opportunity to withdraw Shares that you have tendered under certain circumstances, the Fund has the right to cancel, amend or postpone the Offer at any time before accepting tendered Shares. The Fund may suspend, postpone or terminate the Offer in certain circumstances upon the determination of a majority of the Board, including a majority of the Independent Trustees, that such suspension, postponement or termination is advisable for the Fund and its Shareholders, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments or to determine its net asset value, and other unusual circumstances.

8. Certain Information About the Fund. The Fund is registered under the 1940 Act as a closed-end, non-diversified, management investment company and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 780 Third Avenue, 46th Floor, New York New York 10017 and the telephone number is (212) 593-3639. Shares are not traded on any established trading market and are subject to strict restrictions on transferability.

Except as described below, the Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund’s intention to accept purchases for Shares from time to time or otherwise in the discretion of the Fund) or the disposition of Shares (except for periodic discretionary solicitations of tender offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser or Trustees of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Trustees, to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Trustees determine may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any other actions that may impede the acquisition of control of the Fund by any person.

Based on the number of Shares outstanding as of October 31, 2025, the aggregate Shares and percentage interest of such Shares held by the Fund, the Adviser, any Trustee, any Fund officer or any person controlling or under common control with the Fund or the Adviser are:

Name	Relationship to Fund	Share Class	Number of Shares of Beneficial Interest by Class	Beneficial Ownership by Class (%)	Total Beneficial Ownership of Fund (%)
Voya Investment Management LLC	Control persons of the adviser	Class A	5,955,295.81	12.02%	5.03%
Voya Investment Management LLC	Control persons of the adviser	Class I	422,711.61	0.61%	0.36%
Voya Services Company	Control persons of the adviser	Class I	639,657.35	0.93%	0.54%
Pomona Management LLC	Adviser and Administrator	Class A	21,821.72	0.04%	0.02%
Michael J. Roland	Trustee	Class I	4,620.24	0.01%	0.00%
John C. Stephens	Secretary	Class I	11,949.33	0.02%	0.01%
Frances N. Janis	Treasurer and Principal Financial Officer	Class I	14,306.91	0.02%	0.01%
Michael D. Granoff	President and Principal Executive Officer	Class I	20,964.03	0.03%	0.02%

9. Certain U.S. Federal Income Tax Consequences.

The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. This summary is based on U.S. federal income tax law as of the date the Offer begins, including the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Fund has not obtained, nor does the Fund intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. For more detailed information regarding tax considerations applicable to a purchase of Shares by the Fund pursuant to the Offer, and ownership of Shares of the Fund in general, see the Fund’s SAI. Shareholders should also consult their own tax advisers regarding their particular situation and the potential tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer, including potential state, local and foreign taxation, as well as any applicable transfer taxes.

As used herein, the term “U.S. Shareholder” refers to a Shareholder who is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source of such income, and (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust. The term “Non-U.S. Shareholder” refers to a Shareholder who is not a U.S. Shareholder.

Sale or Exchange of Shares. A Shareholder (other than a tax-exempt Shareholder) whose Shares are repurchased pursuant to the Offer generally will be treated as having sold the Shares and will recognize gain or loss for U.S. federal income tax purposes, so long as either (a) such Shareholder tenders, and the Fund repurchases, all of such Shareholder’s Fund interests (as previously defined, “Shares”) (i.e., reduces its percentage ownership of the Fund to 0%) or meets certain numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Fund following the completion of the Offer, or (b) the tender otherwise results in a “meaningful reduction” of a Shareholder’s ownership percentage interest in the Fund, which determination depends on a Shareholder’s particular facts and circumstances. Such gain or loss will equal the difference between the price paid by the Fund for the Shares pursuant to the Offer and the Shareholder’s adjusted tax basis in the Shares sold. A Shareholder’s holding period in Shares repurchased pursuant to the Offer will terminate as of the Valuation Date. A tendering Shareholder’s gain or loss will generally be capital gain or loss if the Shares sold are held by the Shareholder at the time of sale as capital assets and will be treated as long-term if the Shares have been held for more than one year or as short-term if the Shares have been held for one year or less. It is expected that, if a Shareholder is treated as having sold Shares pursuant to the Offer and realizes a gain upon such sale, and if one or more payments are received after the close of the taxable year of the Shareholder in which the Valuation Date occurs, unless the Shareholder elects otherwise, the gain will be accounted for under the installment sale rules for U.S. federal income tax purposes and the Shareholder will generally recognize any such gain as and when proceeds are received, likely allocating tax basis according to the presumed percentage of the total payment received in each installment. The maximum U.S. federal income tax rate applicable to short-term capital gains recognized by a non-corporate Shareholder is currently the same as the applicable ordinary income rate, whereas long-term capital gains are taxed to such Shareholders at reduced rates. In addition, the Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, estates and trusts to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Fund of net investment income and capital gains, and (ii) any net gain from the sale, exchange or other taxable disposition of Fund Shares.

In the event that a tendering Shareholder’s ownership of the Fund is not reduced to the extent required under the tests described above, such Shareholder will be deemed to receive a distribution from the Fund under Section 301 of the Code with respect to the Shares held (or deemed constructively held under Section 318 of the Code) by the Shareholder after the tender (a “Section 301 distribution”). Such distribution will equal the price paid by the Fund to such Shareholder for the Shares sold, and will be taxable as a dividend to the extent of the Fund’s current and accumulated earnings and profits allocable to such distribution, with any excess treated as a return of capital reducing the Shareholder’s tax basis in the Shares held after the Offer, and thereafter as capital gain. In the case of a tendering Shareholder that is a corporation treated as receiving a Section 301 distribution from the Fund in connection with the transaction, special basis adjustments may also apply with respect to any Shares of such Shareholder not repurchased in connection with the Offer.

To the extent based on the Fund’s investment income, such a dividend will generally be characterized as ordinary income, except to the extent of any “qualified dividend income” described below. Taxes on the portion of such dividend derived from the Fund’s capital gains will be determined by how long the Fund owned the investments that generated them, rather than how long the Shareholder has owned its Shares. In general, the Fund will recognize long-term capital gain or loss on investments it has owned for more than one year, and short-term capital gain or loss on investments it has owned for one year or less. Tax rules can alter the Fund’s holding period in investments and thereby affect the tax treatment of gain or loss on such investments. To the extent the dividend is derived from net capital gain (that is, the excess of net long-term capital gain over net short-term capital loss, in each case determined with reference to any loss carryforwards) earned by the Fund and is properly reported by the Fund as a capital gain dividend, the distribution will be treated as long-term capital gains includible in a Shareholder’s net capital gain. To the extent the dividend is based on net short-term capital gain (as reduced by any net long-term capital loss for the taxable year), it will be characterized as ordinary income.

To the extent any Section 301 distribution is reported by the Fund as derived from “qualified dividend income,” it will be taxed in the hands of individual and other non-corporate Shareholders at the rates applicable to net capital gains, provided holding period and other requirements are met at both the Shareholder and Fund level.

Similarly, if a portion of the Fund’s income for the taxable year in which a Section 301 distribution is paid consists of qualifying dividends paid by U.S. corporations and is properly reported by the Fund, such portion may qualify for the dividends received deduction when received by corporate Shareholders, provided holding period and other requirements are met at both the Shareholder and Fund level.

Provided that no tendering Shareholder is treated as receiving a Section 301 distribution as a result of the Offer, Shareholders whose percentage ownership of the Fund increases as a result of the Offer will not be treated as realizing constructive distributions by virtue of that increase. In the event that any tendering Shareholder is deemed to receive a Section 301 distribution as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the Offer, including Shareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount determined by the increase in their percentage ownership of the Fund as a result of the Offer. Shareholders are urged to consult their own tax advisors regarding the possibility of deemed constructive distributions resulting from the tender of Shares pursuant to the Offer.

Under the “wash sale” rules under the Code, provided the tender of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the Shareholder acquires other Shares of the Fund (whether through automatic reinvestment of dividends or otherwise) or substantially identical stock or securities within 30 days before or after the date the tendered Shares are purchased pursuant to the Offer and, in that event, the basis and holding period of the Shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Shareholder on the sale of a Fund Share held by the Shareholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the Shareholder with respect to such Share. A Shareholder’s ability to utilize capital losses may be limited under the Code.

Non-U.S. Shareholders. Generally, provided the tender of Shares pursuant to the Offer is not effectively connected with a trade or business carried on in the U.S. by such Non-U.S. Shareholder, any gain realized by a Non-U.S. Shareholder upon the tender of Shares pursuant to the Offer that is respected as a sale or exchange for U.S. federal income tax purposes will not be subject to U.S. federal income tax or to any U.S. tax withholding. If, however, all or a portion of the proceeds received by a tendering Non-U.S. Shareholder is treated for U.S. federal income tax purposes as a distribution by the Fund that is a dividend, or if a Non-U.S. Shareholder is otherwise treated as receiving a deemed distribution that is a dividend by reason of the Shareholder’s increase in its percentage ownership of the Fund resulting from other Shareholders’ sale of Shares pursuant to the Offer, and, as discussed in greater detail in the Feeder Fund’s SAI, absent a statutory exemption, the dividend received or deemed received by the Non-U.S. Shareholder will be subject to a U.S. withholding tax at the rate of 30% (or such lower rate as may be applicable under a tax treaty). If any gain or dividend income realized in connection with the tender of Shares by a Non-U.S. Shareholder is effectively connected with a trade or business carried on in the U.S. by the Non-U.S. Shareholder, such gain or dividend will be at the graduated rates applicable to U.S. Shareholders. In addition, if the Non-U.S. Shareholder is a non-U.S. corporation, it may be subject to 30% (or such lower rate as may be applicable under a tax treaty) branch profits tax on effectively connected income. In order to qualify for any exemptions from withholding described above or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a non-U.S. Shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, W-8BEN-E, Form W-8IMY, Form W-8ECI or other appropriate or substitute form). Please refer to the section of the Feeder Fund’s SAI entitled “Foreign Investors” for further information concerning the taxation of Non-U.S. Shareholders. Non-U.S. Shareholders are urged to consult their tax advisers regarding the application of U.S. federal income tax rules, including withholding, to their tender of Shares.

Backup Withholding. The Fund generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any individual Shareholder who fails to properly furnish the Fund with a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to the Fund that he or she is not subject to such withholding. The backup withholding tax rate is 28%.

Shareholders should provide the Fund with a completed IRS Form W-9, W-8BEN, W-8BEN-E, Form W-8IMY, or Form W-8ECI, as applicable, or other appropriate or substitute form in order to avoid backup withholding on the distributions they receive from the Fund regardless of how they are subject to tax with respect to their tendered Shares.

Backup withholding is not an additional tax. Any amounts withheld may be credited against a Shareholder’s U.S. federal income tax liability, provided the appropriate information is furnished to the IRS

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) provisions of the Code generally impose withholding tax on certain payments made to a foreign entity if such entity fails to satisfy certain disclosure and reporting rules. FATCA generally requires that (i) in the case of a foreign financial institution (defined broadly to include a bank, certain insurance companies, a hedge fund, a private equity fund, a mutual fund, a securitization vehicle or other investment vehicle), the entity identifies and provides information in respect of financial accounts with such entity held (directly or indirectly) by U.S. persons and U.S.-owned foreign entities and (ii) in the case of a non-financial foreign entity, the entity identifies and provides information in respect of substantial U.S. owners of such entity. The types of payments subject to FATCA withholding include, among others, dividends and (beginning on January 1, 2019) the gross proceeds from the sale, exchange, or other disposition of any property, such as Shares, that could produce U.S. source dividends. However, if a tendering Non-U.S. Shareholder is subject to withholding under FATCA and is also subject to either backup withholding or U.S. nonresident withholding at source, the Fund will withhold only under FATCA (subject to an ability by the Fund to elect to backup withhold in certain circumstances).

Other Tax Consequences. The Fund’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future gains. Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may pay taxes sooner, or pay more taxes, than they would have had the Offer not occurred. Any dispositions of the Fund’s holdings to raise cash to meet repurchase requests could result in increased taxable distributions to Shareholders.

Under Treasury regulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, such Shareholder must filed with the IRS a disclosure statement on Form 8886. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company (“RIC”) are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares

* * * * *

The tax discussion set forth above is included for general information only. Each Shareholder is urged to consult such Shareholder’s own tax advisor to determine the particular tax consequences to him or her resulting from the Offer, including the applicability and effect of state, local and foreign tax laws.

10. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting the Administrator at 1-844-2POMONA or from the SEC’s internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549. For information about the operation of the Public Reference Room, call (202) 551-8090.

Consolidated Financial Statements

The unaudited semi-annual financial statements of the Fund dated September 30, 2016 and the schedule of investments of the Fund dated September 30, 2016, both filed with the SEC on EDGAR on Form N-CSR on December 2, 2016; audited financial statements of the Fund dated March 31, 2017, previously filed with the SEC on Form N-CSR on June 5, 2017; unaudited semi-annual consolidated financial statements of the Fund dated September 30, 2017, filed with the SEC on Form N-CSR on December 1, 2017; audited consolidated financial statements of the Fund dated March 31, 2018, previously filed with the SEC on Form N-CSR on June 8, 2018; unaudited consolidated semi-annual financial statements of the Fund dated September 30, 2018, filed with the SEC on Form N-CSR on December 6, 2018; audited consolidated financial statements of the Fund dated March 31, 2019, previously filed with the SEC on Form N-CSR on June 7, 2019; unaudited consolidated semi-annual financial statements of the Fund dated September 30, 2019, filed with the SEC on Form N-CSR on December 6, 2019; audited consolidated financial statements of the Fund dated March 31, 2020, previously filed with the SEC on Form N-CSR on June 5, 2020; unaudited consolidated semi-annual financial statements of the Fund dated September 30, 2020, filed with the SEC on Form N-CSR on December 9, 2020; audited consolidated financial statements of the Fund dated March 31, 2021, previously filed with the SEC on Form N-CSR on June 9, 2021 unaudited consolidated semi-annual financial statements of the Fund dated September 30, 2021, filed with the SEC on Form N-CSR on December 9, 2021; audited consolidated financial statements of the Fund dated March 31, 2022, previously filed with the SEC on Form N-CSR on June 9, 2022; unaudited consolidated semi-annual financial statements of the Fund dated September 30, 2022, filed with the SEC on Form N-CSR on December 7, 2022; audited consolidated financial statements of the Fund dated March 31, 2023, previously filed with the SEC on Form N-CSR on June 8, 2023; unaudited consolidated semi-annual financial statements of the Fund dated September 30, 2023, filed with the SEC on Form N-CSR on December 7, 2023; and audited consolidated financial statements of the Fund dated March 31, 2024, previously filed with the SEC on Form N-CSR on June 6, 2024; unaudited consolidated semi-annual financial statements of the Fund dated September 30, 2024, filed with the SEC on Form N-CSR on December 6, 2024; audited consolidated financial statements of the Fund dated March 31, 2025, previously filed with the SEC on Form N-CSR on June 5, 2025; unaudited consolidated semi-annual financial statements of the Fund dated September 30, 2025, filed with the SEC on Form N-CSR on December 5, 2025 are incorporated by reference. The Fund will prepare and transmit to Shareholders the audited annual consolidated financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.